Mail Stop 4561

September 25, 2008

VIA U.S. MAIL AND FAX (781) 557-1350

John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place
Suite 200
Wakefield, MA 01880-6210

      **Re:    Franklin Street Properties Corp.**
                **Form 10-K for Fiscal Year Ended**
                **December 31, 2007**
                **Filed February 22, 2008**
                **File No. 001-32470**

Dear Mr. Demeritt:

We have reviewed your response letter dated September 23, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Consolidated Statements of Income, page F-6

1.    We note your response to our prior comment one.  In light of the disposal of these properties meeting the criteria in paragraph 42 of SFAS 144, we believe the gain on sale of properties and provision for loss on property held for sale should be classified as part of discontinued operation in accordance with paragraph 43 of SFAS 144.  Please revise your filing accordingly.  Additionally, please revise the corresponding earnings per share amounts.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.  You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief